

August 29, 2017

Michael D. Taylor
President and Chief Executive Officer
Deciphera Pharmaceuticals, LLC
500 Totten Pond Road
Waltham, MA 02451

      Re: Deciphera Pharmaceuticals, LLC
          Amendment No. 2 to
          Draft Registration Statement on Form S-1
          Submitted August 15, 2017
          CIK No. 0001654151

Dear Dr. Taylor:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS/A submitted on 08/15/2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Share-Based Compensation , page 72

1.   Please tell us why the option and SAR grants dated June 4, 2017 and June 21, 2018 were omitted from your table on page 74 of your previous, July 28, 2017 submission. Tell us if any options or SARs granted subsequent to July 31, 2017 are omitted from your tabular presentation. Explain to us how the May 26, 2017 Series C preferred share issuance affected the fair value of your common stock for the June 4th and June 21, 2017 option

and SAR grants.

<u>Financial Statements, Deciphera Pharmaceuticals, Inc.</u>
<u>Notes to Financial Statements, Deciphera Pharmaceuticals, Inc.</u>
<u>1. Organization , page F-4</u>

2.   Please disclose the fiscal year end elected for Deciphera Pharmaceuticals, Inc.

<u>Notes to Financial Statements</u>
<u>Financial Statements, Deciphera Pharmaceuticals, LLC</u>
<u>7. Convertible Preferred Shares</u>
<u>Series C Preferred Shares Purchase Agreement , page F-23</u>

3.   It appears that you should revise the description to be "Redeemable Convertible Preferred
        Shares" here and in the rest of the financial disclosure. Tell us and assure that you
        disclose the redemption terms for your redeemable convertible preferred shares.

        You may contact Ibolya Ignat at (202) 551-3636 or Sharon Blume at (202) 551-3474
if you have questions regarding comments on the financial statements and related matters.
Please contact Christine Westbrook at (202) 551-5019 or Suzanne Hayes at (202) 551-3675 with
any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: Edwin O'Connor, Esq.